UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2014

Commission File Number 001-35298

OCEAN RIG UDW INC.

10 Skopa Street, Tribune House
2nd Floor, Office 202, CY 1075
Nicosia, Cyprus
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 to this Report on Form 6-K are the Management's Discussion and Analysis of Financial Condition and Results of Operations and the unaudited interim condensed consolidated financial statements and related information and data of Ocean Rig UDW Inc. (the "Company") as of and for the three period ended March 31, 2014.

This Report on Form 6-K and the exhibits hereto are hereby incorporated by reference into the Company's Registration Statement on Form F-3 ASR (Registration No. 333-184450) filed with the Securities and Exchange Commission on October 16, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEAN RIG UDW INC.

Dated: May 23, 2014	By: /s/George Economou
George Economou
Chief Executive Officer

Exhibit 99.1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless otherwise specified herein, references to "Ocean Rig" or the "Company" or "we" shall include Ocean Rig UDW Inc. and its applicable subsidiaries.  The following management's discussion and analysis should be read in conjunction with our unaudited interim condensed consolidated financial statements and related notes included herein.  This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled "Risk Factors" included in Company's Annual Report on Form 20-F (File No. 001-35298) for the fiscal year ended December 31, 2013 filed with the Securities and Exchange Commission (the "Commission") on February 21, 2014 and our Registration Statement on Form F-3ASR, filed with the Commission on October 16, 2012. See also the discussion in the section entitled "Forward Looking Statements" below.

Unaudited Results of Operations
Three-months ended March 31, 2013 compared to the three-months ended March 31, 2014.
Selected Financial Data

(Expressed in thousands of U.S. Dollars)
	Three-months ended March 31,		Change
	2013	2014	Amount	%
REVENUES:
Service revenues, net	$246,444	$360,764	$114,320	46.4%
	246,444	360,764	114,320	46.4%

EXPENSES:
Drilling rigs and drillships operating expenses	120,759	151,515	30,756	25.5%
Depreciation and amortization	53,407	76,696	23,289	43.6%
General and administrative expenses	22,546	35,425	12,879	57.1%
Other	-	1,605	1,605	-
Operating income	49,732	95,523	45,791	92.1%

OTHER INCOME/(EXPENSES):
Interest and finance costs	(32,663)	(90,203)	(57,540)	176.2%
Interest income	1,294	4,108	2,814	217.5%
Gain/ (loss) on interest rate swaps	598	(2,195)	(2,793)	(467.1)%
Other, net	1,586	18	(1,568)	(98.9)%
Total other expenses, net	(29,185)	(88,272)	(59,087)	202.5%

INCOME BEFORE INCOME TAXES	20,547	7,251	(13,296)	(64.7)%

Income taxes	(14,164)	(8,791)	5,373	(37.9)%
NET INCOME	$6,383	$(1,540)	$(7,923)	(124.1)%

Revenues

Revenues from drilling contracts increased by $114.4 million, or 46.4%, to $360.8 million for the three-month period ended March 31, 2014, as compared to $246.4 million for the three-month period ended March 31, 2013. The increase is primarily attributable to the operations of the Ocean Rig Athena, the Ocean Rig Mylos and the Ocean Rig Skyros which were recently added to the fleet, which contributed, in aggregate, $60.7 million. Moreover, to the operations of the Ocean Rig Mykonos and the Ocean Rig Corcovado which contributed, in aggregate, $81.1 million revenues during the three-month period ended March 31, 2014, as compared to $73.3 million during the same period in 2013 and to the operations of the Eirik Raude and Leiv Eiriksson, which contributed $107.2 million three-month period ended March 31, 2014 as compared to $55.6 million during the same period in 2013. This increase was partly offset by the decreased revenues contributed by the Ocean Rig Olympia and the Ocean Rig Poseidon amounting to $111.8 million in aggregate during the three-month period ended March 31, 2014, as compared to $117.5 million during the same period in 2013. The maximum day rates for the contracts on which our drilling units were employed during the three-month period ended March 31, 2014, ranged between approximately $440,000 and $670,000 per day. The maximum day rates for the contracts on which our drilling units were employed during the three-month period ended March 31, 2013, ranged between approximately $438,000 and $625,000 per day.

Operating expenses

Drilling rigs and drillships operating expenses increased by $30.7 million, or 25.4%, to $151.5 million for the three-month period ended March 31, 2014, compared to $120.8 million for the three-month period ended March 31, 2013. The increase in operating expenses was mainly due to operation of the Ocean Rig Mylos, Ocean Rig Skyros and Ocean Rig Athena, resulting in operating expenses of $29.8 million, which were added to the fleet and the increase in operating expenses of the Leiv Eiriksson and the Ocean Rig Olympia amounting to $18.3 million. These increases were partly offset by a decrease of $17.4 million in operating expenses of the Eirik Raude, Ocean Rig Corcovado, Ocean Rig Poseidon and Ocean Rig Mykonos.

Depreciation and amortization expense

Depreciation and amortization expense increased by $23.3 million, or 43.6%, to $76.7 million for the three-month period ended March 31, 2014, as compared to $53.4 million for the three-month period ended March 31, 2013. The increase in depreciation and amortization expense was mainly attributable to the operation of the Ocean Rig Mylos, Ocean Rig Skyros and Ocean Rig Athena, amounting to $15.8 million, which were added to the fleet, the increase in depreciation expense of Leiv Eiriksson and Eirik Raude amounting to $4.5 million in aggregate and the increase in depreciation expense of the Ocean Rig Mykonos and Ocean Rig Corcovado amounting, $3.0 million.  The depreciation expense charged for the Ocean Rig Olympia and Ocean Rig Poseidon remained approximately the same for the three-month period ended March 31, 2014 as compared to the relevant period in 2013.

General and administrative expenses

General and administrative expenses increased by $12.9 million, or 57.3%, to $35.4 million for the three-month period ended March 31, 2014, as compared to $22.5 million for the three-month period ended March 31, 2013, due to the increased cost for the operation of the offices in Angola and Athens and the increased consultancy fees associated in various financing transactions.

Other

Other, net amounted to $1.6 million, for the three-month period ended March 31, 2014. This amount concerns cancellation fees from a blow-out preventer order for the Leiv Eiriksson. No such case existed for the relative period in 2013.

Interest and finance costs

Interest and finance costs increased by $57.5 million, or 175.8%, to $90.2 million for the three-month period ended March 31, 2014, as compared to $32.7 million for the three-month period ended March 31, 2013. The increase is mainly associated with the non-cash write-offs and redemption costs associated with the full refinancing of the Company's $500.0 million 9.5% senior unsecured notes due 2016, totaling $32.6 million and the  higher level of debt during the three-month period ended March 31, 2014.

Interest income

Interest income increased by $2.8 million, or 215.4%, to $4.1 million for the three-month period ended March 31, 2014, compared to $1.3 million for the three-month period ended March 31, 2013. The increase was mainly due to an increased average cash balance and higher interest rates on our deposits during the three month period ended March 31, 2014, as compared to the relevant period in 2013.

Gain/ (loss) on interest rate swaps

For the three-month period ended March 31, 2014 we incurred losses on interest rate swaps of $2.2 million, as compared to gains of $0.6 million for the three-month period ended March 31, 2013, a decrease of 466.7%. The loss for the three-month period ended March 31, 2013, was mainly due to mark to market losses of outstanding swap positions.

Other, net

Other, net decreased by $1.6 million, or 98.9%, to a nil balance for the three-month period ended March 31, 2014, compared to a gain of $1.6 million for the three-month period ended March 31, 2013. The decrease is mainly due to foreign currency exchange rate differences.

Income taxes

Income taxes decreased by $5.4 million, or 38.0%, to $8.8 million for the three-month period ended March 31, 2014, compared to $14.2 million for the three-month period ended March 31, 2013. Because our drilling units operate around the world, they may become subject to taxation in many different jurisdictions. The basis for such taxation depends on the relevant regulation in the countries in which we operate. Consequently, there is no expected relationship between the income tax expense or benefit for the period and the income or loss before taxes.

Liquidity

As of March 31, 2014, we had $651.5 million of cash and cash equivalents and $76.7 million restricted cash mainly related to: (i) bank deposits which are blocked or pledged as cash collateral; and (ii) required minimum cash and cash equivalents (or "minimum liquidity").

Our cash and cash equivalents increased by $46.0 million, or 7.6%, to $651.5 million as of March 31, 2014, compared to $605.5 million as of December 31, 2013, and our restricted cash increased by $23.1 million, or 43.1%,  to $76.7 million as of March 31, 2014, compared to $53.6 million as of December 31, 2013.  The increase in our cash and cash equivalents was mainly due to loan proceeds amounting to $950.0 million which were offset with loan repayments and payment of financing costs amounting to $490.6 million and the payment for the delivery of the Ocean Rig Athena amounting to $408.5 million. Working capital is defined as current assets minus current liabilities (including the current portion of long-term debt). Our working capital surplus amounted to $429.8 million as of March 31, 2014, compared to a working capital surplus of $466.1 million as of December 31, 2013.  We believe that we will be able to satisfy our liquidity needs for the next 12 months with the cash we generate from our operations and, if required, proceeds, from future debt or equity issuances.

As of March 31, 2014, we had total indebtedness of $4.5 billion under our senior secured credit facilities and secured notes, excluding unamortized deferred financing costs.  As of March 31, 2014, we were in compliance with all covenants related to our credit facilities.

As of March 31, 2014, we had $862.1 million of remaining installment payments under our drillship newbuilding contracts relating to our two newbuilding drillships. The drillships under construction, Ocean Rig Apollo and the Ocean Rig Santorini are financed through equity contributions.

Cash flow

Net cash provided by operating activities was $23.2 million for the three-month period ended March 31, 2014. For the three-month period ended March 31, 2014, net income was adjusted for the effects of certain non-cash items including $86.8 million of depreciation and amortization of deferred financing costs. Moreover for the three-month period ended March 31, 2014, net income was also adjusted for the effects of non-cash items, such as the loss in the change in fair value of derivatives of $5.3 million. Net cash provided by operating activities was $112.2 million for the three-month period ended March 31, 2013.

Net cash used in investing activities was $436.5 million for the three-month period ended March 31, 2014, compared to $121.3 million used in for the three-month period ended March 31, 2013. We made shipyard payments and expenditures related to drilling rigs, drillships machinery, equipment and other improvements of approximately $413.4 million for the three-month period ended March 31, 2014, compared to $97.7 million in the corresponding period of 2013. The increase in restricted cash was $23.1 million during the three-month period ended March 31, 2014 compared to an increase of $23.7 million in the corresponding period of 2013.

Net cash provided by financing activities was $459.4 million for the three-month period ended March 31, 2014, consisting of loan and senior notes proceeds amounting to $950.0 million which were offset with loan and senior notes repayments and payment of financing costs amounting to $490.6 million. This compares to net cash used in financing activities of $60.7 million for the three-month period ended March 31, 2013, consisting mainly of repayments of credit facilities and the payment of financing costs.

Financing activities

Long-term debt

As of March 31, 2014, the Company was in compliance with the covenants in its credit facilities.

As of March 31, 2014, we had a total of $4.4 billion in debt outstanding (net of financing fees) under our credit facilities with various institutions. The table below reflects the classification of certain debt repayments scheduled to be due after March 31, 2014, as payable by such date indicated below.

Twelve months ending:	Total (in thousands)
March 31, 2015	$145,068
March 31, 2016	145,687
March 31, 2017	145,687
March 31, 2018	945,687
March 31, 2019	832,344
March 31, 2020 and thereafter	2,295,501
Total principal payments	4,509,974
Less: Deferred financing costs	(100,592)

Total debt	$4,409,382

Off-balance sheet arrangements

We do not have any off-balance sheet arrangements.

Recent developments

-
On April 8, 2014, we, through our two wholly owned subsidiaries, Drillship Crete Owners Inc. and Drillship Amorgos Owners Inc., entered into two contracts to construct two 7th generation new integrated design drillships at Samsung Heavy Industries Co. Ltd, ("Samsung"). The drillships are scheduled to be delivered to the Company in February 2017 and June 2017 respectively. Total project cost is $685 million, per drillship.

-
On May 8, 2014, we announced that our Board of Directors declared a quarterly cash dividend with respect to the quarter ended March 31, 2014 of $0.19 per common share, to shareholders on record as of May 20, 2014 and payable on or about May 30, 2014.

Supplemental Information

Ocean Rig UDW Inc. and its Operating Subsidiaries

Adjustments to the calculation of Consolidated Net Income under the 7.5% Senior Unsecured Notes.

There have been no adjustments to the calculation of consolidated net income in connection with drydock, shipyard stay and special survey expenses for the drilling rigs and drillships of Ocean Rig.

Drill Rigs Holdings Inc. and its Operating Subsidiaries

Selected historical consolidated financial information and other data:

The following table sets forth certain financial and other data of Drill Rigs Holdings Inc., our wholly-owned subsidiary and the issuer of $800.0 million aggregate principal amount of 6.50% senior secured notes due 2017 (the "Senior Secured Notes") and each of  its subsidiaries, that is a guarantor of  the Senior Secured Notes (collectively "Drill Rigs Holdings"), at the dates and for the periods indicated, which are derived from the unaudited financial statements of Drill Rigs Holdings on a consolidated basis and were prepared by us for use in connection with certain reporting requirements set forth in the indenture governing the 6.5% Senior Secured Notes.

	Year Ended December 31, 2013	Three Months Ended March 31, 2014
(Dollars in thousands)
Total revenue	$407,633	$107,226
EBITDA		65,953
Total assets	1,366,349	1,308,646
Total debt, net of financing fees	(784,485)	(785,382)
Shareholders' equity	(458,298)	(418,066)
Total cash and cash equivalents	87,007	43,598
Capital expenditures	$(77,265)	$(2,271)

EBITDA reconciliation:

EBITDA represents net income before interest, taxes, depreciation and amortization and class survey costs.  EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles ("U.S. GAAP") and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which Drill Rigs Holdings measures its operations and efficiency. EBITDA is also presented herein because Drill Rigs Holdings believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

(Dollars in thousands)	Three Months Ended March 31,
	2013	2014
Net income/ (loss)	$(4,644)	$35,662
Add: Net interest expense	7,608	8,860
Add: Depreciation and amortization	16,662	21,142
Add: Income taxes	2,590	289
EBITDA	$22,216	$65,953

Significant Accounting Policies

A discussion of the Company's significant accounting policies can be found in the Company's Consolidated Financial Statements included in the Annual Report Form 20-F (File No. 001-35298) for the year ended December 31, 2013 filed with the Commission on February 21, 2014.  There have been no material changes to these policies in the three- month period ended March 31, 2014.

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical or present facts or conditions.

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection therewith. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," and "expect" and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors and matters discussed elsewhere in this document, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include factors related to:

●	future operating or financial results;
●
the offshore drilling market, including supply and demand, utilization rates, dayrates, customer drilling programs, commodity prices, effects of new rigs on the market and effects of declines in commodity prices and downturn in global economy on market outlook for our various geographical operating sectors and classes of rigs;

●
hazards inherent in the drilling industry and marine operations causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations;

●
customer contracts, including contract backlog, contract commencements, contract terminations, contract option exercises, contract revenues, contract awards and rig mobilizations, newbuildings, upgrades, shipyard and other capital projects, including completion, delivery and commencement of operations dates, expected downtime and lost revenue;

●
political and other uncertainties, including political unrest, risks of terrorist acts, war and civil disturbances, piracy, significant governmental influence over many aspects of local economies, seizure, nationalization or expropriation of property or equipment;

●	repudiation, nullification, modification or renegotiation of contracts;

●	limitations on insurance coverage, such as war risk coverage, in certain areas;
●	foreign and U.S. monetary policy and foreign currency fluctuations and devaluations;

●	the inability to repatriate income or capital;

complications associated with repairing and replacing equipment in remote locations;

●	import-export quotas, wage and price controls imposition of trade barriers; regulatory or financial requirements to comply with foreign bureaucratic actions;
●	changing taxation policies and other forms of government regulation and economic conditions that are beyond our control;

●	the level of expected capital expenditures and the timing and cost of completion of capital projects;
●	our ability to successfully employ our drilling units, procure or have access to financing, ability to comply with loan covenants, liquidity and adequacy of cash flow for our obligations;

●
factors affecting our results of operations and cash flow from operations, including revenues and expenses, uses of excess cash, including debt retirement, timing and proceeds of asset sales, tax matters, changes in tax laws, treaties and regulations, tax assessments and liabilities for tax issues, legal and regulatory matters, including results and effects of legal proceedings, customs and environmental matters, insurance matters, debt levels, including impacts of the financial and credit crisis;

●	the effects of accounting changes and adoption of accounting policies; and

●	recruitment and retention of personnel.

We caution readers of this document not to place undue reliance on these forward-looking statements, which speak only as of their dates.

OCEAN RIG UDW INC.
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

OCEAN RIG UDW INC.
Consolidated Balance Sheets
As of December 31, 2013 and March 31, 2014 (unaudited)
(Expressed in thousands of U.S. Dollars - except for share and per share data)

	December 31, 2013	March 31, 2014
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$605,467	$651,492
Restricted cash	3,561	1,653
Trade accounts receivable, net of allowance for doubtful receivables of $2,948 at December 31, 2013 and at March 31, 2014	289,718	332,218
Other current assets (Note 4)	110,971	164,534
Total current assets	1,009,717	1,149,897

FIXED ASSETS, NET:
Advances for drillships under construction and related costs (Note 5)	662,313	338,058
Drilling rigs, drillships, machinery and equipment, net (Note 6)	5,777,025	6,461,812
Total fixed assets, net	6,439,338	6,799,870

OTHER NON-CURRENT ASSETS:
Restricted cash	50,000	75,000
Financial instruments (Note 9)	13,517	14,503
Intangible assets, net	6,175	5,815
Other non-current assets (Note 7)	101,703	112,783
Total non-current assets, net	171,395	208,101
Total assets	$7,620,450	$8,157,868

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs (Note 8)	$85,401	$131,837
Senior notes payable (Note 8)	-	39,251
Accounts payable and other current liabilities	89,988	130,048
Accrued liabilities	214,137	224,316
Deferred revenue	123,862	165,595
Financial instruments (Note 9)	30,266	29,056
Total current liabilities	543,654	720,103

NON-CURRENT LIABILITIES
Long term debt, net of current portion and deferred financing costs (Note 8)	3,907,835	4,277,545
Financial instruments (Note 9)	15,557	12,497
Deferred revenue	152,226	152,497
Other non-current liabilities	21,335	15,889
Total non-current liabilities	4,096,953	4,458,428

COMMITMENTS AND CONTINGENCIES (Note 14)

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 500,000,000 shares authorized at December 31, 2013 and March 31, 2014, nil issued and outstanding at December 31, 2013 and March 31, 2014	-	-
Common stock, $0.01 par value; 1,000,000,000 shares authorized, at December 31, 2013 and March 31, 2014, 131,875,128 issued and outstanding at December 31, 2013 and March 31, 2014 (Note 10)	1,319	1,319
Additional paid-in capital	3,492,650	3,493,013
Accumulated other comprehensive loss	(23,454)	(22,783)
Accumulated deficit	(490,672)	(492,212)
Total stockholders' equity	2,979,843	2,979,337
Total liabilities and stockholders' equity	$7,620,450	$8,157,868

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

OCEAN RIG UDW INC.
Unaudited Interim Condensed Consolidated Statements of Operations
For the three-month periods ended March 31, 2013 and 2014
 (Expressed in thousands of U.S. Dollars - except for share and per share data)

	Three-month period ended March 31,
	2013	2014
REVENUES:
Service revenue , net	$246,444	$360,764
Total Revenues	246,444	360,764

EXPENSES:
Drilling rigs and drillships operating expenses	120,759	151,515
Depreciation and amortization	53,407	76,696
General and administrative expenses	22,546	35,425
Other	-	1,605
Operating income	49,732	95,523

OTHER INCOME / (EXPENSES):
Interest and finance costs (Note 12)	(32,663)	(90,203)
Interest income	1,294	4,108
Gain/(Loss) on interest rate swaps (Note 9)	598	(2,195)
Other, net	1,586	18
Total other expenses, net	(29,185)	(88,272)

INCOME BEFORE INCOME TAXES	20,547	7,251
Income taxes (Note 11)	(14,164)	(8,791)

NET INCOME/ (LOSS) ATTRIBUTABLE TO OCEAN RIG UDW INC.	$6,383	$(1,540)

NET INCOME/ (LOSS) ATTRIBUTABLE TO OCEAN RIG UDW INC COMMON STOCKHOLDERS (Note 13)	$6,379	$(1,540)

EARNINGS/ (LOSS) PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS , BASIC AND DILUTED (Note 13)	$0.05	$(0.01)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES, BASIC AND DILUTED (Note 13)	131,699,567	131,844,886

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

OCEAN RIG UDW INC.
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income/ (Loss)
For the three-month periods ended March 31, 2013 and 2014
 (Expressed in thousands of U.S. Dollars)

	Three-month period ended March 31,
	2013	2014
Net income/ (loss)	$6,383	$(1,540)

Other Comprehensive income :
Reclassification of realized losses associated with capitalized interest to the Unaudited Interim Condensed Consolidated Statement of Operations, net	259	260
Actuarial gains	3,674	411
Total Other Comprehensive income	3,933	671

Total Comprehensive income/ (loss)	$10,316	$(869)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

OCEAN RIG UDW INC.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the three-month periods ended March 31, 2013 and 2014
 (Expressed in thousands of U.S. Dollars)

	Three-month period ended March 31,
	2013	2014
Net Cash Provided by Operating Activities	112,219	23,175

Cash Flows Provided by / (used in) Investing Activities:
Advances for drillships under construction and related costs	(36,338)	(8,822)
Drilling rigs, drillships machinery, equipment and other improvements	(61,353)	(404,590)
Increase in restricted cash	(23,655)	(23,092)
Net Cash Used in Investing Activities	(121,346)	(436,504)
Cash Flows Provided by / (used in) Financing Activities:
Proceeds from short/long term credit facilities, term loans and senior notes	-	950,000
Principal payments and repayments of short/long-term debt and senior notes	(44,167)	(487,577)
Payment of financing costs, net	(16,533)	(3,069)
Net Cash (Used in)/Provided by Financing Activities	(60,700)	459,354
Net incease/(decrease) in cash and cash equivalents	(69,827)	46,025
Cash and cash equivalents at beginning of period	317,366	605,467
Cash and cash equivalents at end of period	$247,539	$651,492

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the three-month periods ended March 31, 2013 and 2014
(Expressed in thousands of U.S. Dollars)

 1. Basis of Presentation and General Information:

The accompanying unaudited interim condensed consolidated financial statements include the accounts of Ocean Rig UDW Inc., its subsidiaries and consolidated Variable Interest Entities ("VIEs") (collectively, the "Company," "Ocean Rig UDW" or ("Group"). Ocean Rig UDW was formed on December 10, 2007, under the laws of the Republic of the Marshall Islands under the name Primelead Shareholders Inc. The Company was established by DryShips Inc. ("DryShips" or "the Parent") for the purpose of being the holding company of its drilling segment. DryShips is currently impacted by the prolonged downturn in the drybulk charter market. The Company, in the preparation of its consolidated financial statements, has considered its relationship to its Parent and any impact its Parent's financial condition might have on its own consolidated financial statements. Based on its assessment, the Company has concluded that there is no impact on the basis of preparation of its consolidated financial statements.

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and applicable rules and regulations of the Securities and Exchange Commission ("SEC") for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company's Annual Report on Form 20-F (File No. 001-35298) for the fiscal year ended December 31, 2013, filed with the SEC on February 21, 2014.

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the Company's annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the three-month period ended March 31, 2014, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2014.

2. Significant Accounting Policies:

A discussion of the Company's significant accounting policies can be found in the Company's consolidated financial statements included in the Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed with the SEC on February 21, 2014 (the "Consolidated Financial Statements for the year ended December 31, 2013"). There have been no material changes to these policies in the three-month period ended March 31, 2014.

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the three-month periods ended March 31, 2013 and 2014
(Expressed in thousands of U.S. Dollars)

3. Transactions with Related Parties:

	December 31,	March 31,
	2013	2014
Balance Sheet
Advances for drillships under construction and related costs	$1,185	$-
Drilling rigs, drillships, machinery and equipment, net	$5,692	$2,885

	Three-month period ended March 31,
Statement of Operations	2013	2014
Service Revenue, net - Cardiff Drilling Inc.	$(1,678)	$(3,622)
General and administrative expenses:
-Vivid Finance Limited	2,700	5,706
-Azara	-	625
-Basset	296	308
-Amortization of CEO's stock based compensation	$-	$325

Global Services Agreement: Effective January 1, 2013, Ocean Rig Management Inc. ("Ocean Rig Management"), a wholly-owned subsidiary of Ocean Rig UDW entered into a Global Services Agreement with Cardiff Drilling Inc. ("Cardiff Drilling") , a company controlled by the Company's Chairman, President and Chief Executive Officer, of the Company and Dryships Mr. George Economou, pursuant to which Ocean Rig Management engaged Cardiff Drilling to act as consultant on matters of chartering and sale and purchase transactions for the offshore drilling units operated by the Company. Under the Global Services Agreement, Cardiff Drilling, or its subcontractor, (i) provides consulting services related to the identification, sourcing, negotiation and arrangement of new employment for offshore assets of the Company and its subsidiaries; and (ii) identifies, sources, negotiates and arranges the sale or purchase of the offshore assets of the Company and its subsidiaries. In consideration of such services, the Company will pay Cardiff Drilling a fee of 1.0% in connection with employment arrangements and 0.75% in connection with sale and purchase activities. Costs from the Global Services Agreement are expensed in the consolidated statement of operations or capitalized as a component of "Advances for drillships under construction and related costs" being a directly attributable cost to the construction, as applicable.

Vivid Finance Limited: Under the consultancy agreement effective from January 1, 2013, between Ocean Rig Management and Vivid Finance Limited ("Vivid"), a company controlled by the Chairman, President and Chief Executive Officer of the Company and DryShips, Mr. George Economou, pursuant to which Vivid acts as a consultant on financing matters for Ocean Rig and its subsidiaries, Vivid provides the Company with financing-related services such as (i) negotiating and arranging new loan and credit facilities, interest rate swap agreements, foreign currency contracts and forward exchange contracts, (ii) renegotiating existing loan facilities and other debt instruments and, (iii) the raising of equity or debt in the capital markets. In exchange for its services in respect of the Company, Vivid is entitled to a fee equal to 0.20% on the total transaction amount. The consultancy agreement has a term of five years and may be terminated (i) at the end of its term unless extended by mutual agreement of the parties; and (ii) at any time by the mutual agreement of the parties.

Basset Holdings Inc.: Under the consultancy agreement effective from June 1, 2012, between a wholly owned subsidiary of the Company, and Basset Holdings Inc. ("Basset"), a related party entity incorporated in the Republic of Marshall Islands, Basset provides consultancy services relating to the services of Mr. Anthony Kandylidis in his capacity as Executive Vice-President of Ocean Rig. The annual remuneration to be awarded to Basset under the consultancy agreement is Euro 0.9 million ($1.2 million based on the Euro/U.S. Dollar exchange rate as of March 31, 2014). On August 20, 2013, the Compensation Committee of Ocean Rig approved that a cash bonus of $3.0 million be paid to Basset for the contribution of Mr. Antony Kandylidis services as Executive Vice President.

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the three-month periods ended March 31, 2013 and 2014
(Expressed in thousands of U.S. Dollars)

3. Transactions with Related Parties (continued):

Azara Services S.A.: Under the consultancy agreement entered on September 9, 2013 and effective from January 1, 2013, between the Company's wholly owned subsidiary, Eastern Med Consultants Inc. and Azara Services S.A. ("Azara"), a related party entity incorporated in the Republic of Marshall Islands, Azara provides consultancy services relating to the services of Mr. George Economou in his capacity as Chief Executive Officer of the Company.  The annual remuneration to be awarded to Azara under the consultancy agreement is $2,500. For the period ended March 31, 2014, the Company incurred costs of $625 related to this agreement which are included in "General and administrative expenses" in the consolidated statement of operations. In addition, on August 20, 2013, the Company's Compensation Committee approved a sign-on bonus of 150,000 shares of the Company's common stock to Azara, relating to the services of Mr. George Economou as Chief Executive Officer of the Company. The shares vest over a period of two years  with 50,000 shares vesting on the grant date, 50,000 shares vesting on August 20, 2014 and 50,000 vesting on August 20, 2015, respectively. The stock based compensation is being recognized to expenses over the vesting period and based on the fair value of the Ocean Rig's shares on the grant date of $17.56 per share.

Legal services: Mr. Savvas D. Georghiades, a member of the Company's board of directors, provides legal services to certain subsidiaries through his law firm, Savvas D. Georghiades, Law Office. In the periods ended March 31, 2013 and 2014 the Company expensed and paid fees amounting to Euro 0 and Euro 12,238 ($17 based on the Euro/U.S. Dollar exchange rate at March 31, 2014),  respectively, for the legal services provided by Mr. Georghiades. No balance is due to Mr. Savvas D. Georghiades existed as of December 31, 2013 and March 31, 2014.

4. Other Current Assets:

The amount of other current assets shown in the accompanying unaudited interim condensed consolidated balance sheets is analyzed as follows:

	December 31, 2013	March 31, 2014
Inventories	$8,616	$8,400
Deferred mobilization expenses	76,986	99,124
Prepayments and advances	15,902	19,524
Insurance claims (Note 14)	435	24,148
Other	9,032	13,338
	$110,971	$164,534

5. Advances for drillships under construction and related costs:

The amounts shown in the accompanying consolidated balance sheets include milestone payments under the shipbuilding contracts with the shipyards, supervision costs and any material related expenses incurred during the construction periods, all of which are capitalized in accordance with the accounting policy discussed in Note 2 of the Consolidated Financial Statements for the year ended December 31, 2013.

The movement of the account during the three month period ended March 31, 2014 was as follows:

Balance, December 31, 2013	$662,313
Advances for drillships under construction and related costs	417,035
Drillships delivered	(741,290)
Balance, March 31, 2014	$338,058

On March 24, 2014 the drillship Ocean Rig Athena was delivered to the Company. The Ocean Rig Apollo and the Ocean Rig Santorini, for which the Company has paid $235,656 and $75,000, respectively, to the yard, are scheduled to be delivered in January 2015 and June 2016, respectively.

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the three-month periods ended March 31, 2013 and 2014
(Expressed in thousands of U.S. Dollars)

6.  Drilling rigs, drillships, machinery and equipment, net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2013	$6,578,940	$(801,915)	$5,777,025
Additions/ Transfer from drillships under construction	760,866		760,866
Depreciation	-	(76,079)	(76,079)
Balance March 31, 2014	$7,339,806	(877,994)	6,461,812

As of March 31, 2014, all of the Company's operating drilling rigs and drillships have been pledged as collateral to secure bank loans, the Company's 6.50% senior secured notes due 2017 and term loan B facility (Note 8).

7. Other non-current assets:

The amount of other non-current assets shown in the accompanying consolidated balance sheets is analyzed as follows:

	December 31, 2013	March 31, 2014

Deferred mobilization expenses	$72,624	$69,423
Prepaid Investments	21,554	43,360
Other	7,525	-
Total	$101,703	$112,783

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the three-month periods ended March 31, 2013 and 2014
(Expressed in thousands of U.S. Dollars)

8. Long-term Debt:

	December 31, 2013	March 31, 2014
Term loans/Secured credit facilities	$2,785,250	$3,209,974
9.5% Senior Unsecured Notes	500,000	-
6.5% Senior Secured Notes	800,000	800,000
7.25% Senior Unsecured Notes	-	500,000
Less: Deferred financing costs	(92,014)	(100,592)
Total debt	3,993,236	4,409,382
Less: Current portion	(85,401)	(131,837)

Long-term portion	$3,907,835	$4,277,545

6.5% Senior Secured Notes due 2017
On September 20, 2012, the Company's wholly owned subsidiary Drill Rigs Holdings Inc. ("the Issuer"), issued $800,000 aggregate principal amount of 6.50% Senior Secured Notes due 2017 (the "Drill Rigs Senior Notes") offered in a private offering, resulting in net proceeds of approximately $781,965. The Company used a portion of the net proceeds of the notes to repay the full amount outstanding under its $1,040,000 senior secured credit facility as at September 20, 2012. The Drill Rigs Senior Notes are secured obligations and rank senior in right of payment to any future subordinated indebtedness and equally in right of payment to all of its existing and future unsecured senior indebtedness.

The Drill Rigs Senior Notes are fully and unconditionally guaranteed by the Company and certain of its existing and future subsidiaries (collectively, the "Issuer Subsidiary Guarantors" and, together with the Company, the "Guarantors").

Upon a change of control, which occurs if 50% or more of the Company's shares are acquired by any person or group other than DryShips or its affiliates, the Issuer will be required to make an offer to repurchase the Drill Rigs Senior Notes at a price equal to 101% of the principal amount thereof, plus any accrued and unpaid interest thereon to the date of repurchase. On or after October 1, 2015, the Issuer may, at its option, redeem all or a portion of the Drill Rigs Senior Notes, at one time or from time to time at 103.25% (from October 1, 2015 to September 30, 2016) or 100% (October 1, 2016 and thereafter) of the principal amount thereof, plus any accrued and unpaid interest thereon to the date of redemption.

The Drill Rigs Senior Notes and the Drill Rigs Senior Notes guarantees are secured, on a first priority basis, by a security interest on the Issuer's two semi-submersible offshore drilling rigs, the Leiv Eiriksson and the Eirik Raude and certain other assets of the Issuer and the Issuer Subsidiary Guarantors and by a pledge of the stock of the Issuer and the Issuer Subsidiary Guarantors, subject to certain exceptions. The contractual semi-annual coupon interest rate is 6.5% on the Drill Rigs Senior Notes.

7.25% Senior Unsecured Notes due 2019

On March 26, 2014 the Company issued $500,000 aggregate principal amount of 7.25% senior unsecured notes due 2019 (the "7.25% Senior Unsecured Notes") offered in a private placement, resulting in net proceeds of approximately $493,650. The Senior Notes are unsecured obligations and rank senior in right of payment to any future subordinated indebtedness and equally in right of payment to all of its existing and future unsecured senior indebtedness. The Company used the net proceeds from the offering of the 7.25% Senior Unsecured Notes, together with cash on hand and repurchased $462,300 of its 9.5% Senior Unsecured Notes, of which $500,000 million in aggregate principal amount was outstanding prior to closing of the 7.25% Notes Offering, at a tender premium of 105.375%, while the remaining $37,700 which are included in "Senior notes payable" in the accompanying balance sheets as of March 31, 2014,was redeemed at a redemption price of 104.5% on May 13, 2014.

The 7.25% Senior Unsecured Notes are not guaranteed by any of the Company's subsidiaries. Upon a change of control, which would occur if 50% or more of the Company's shares are acquired by any person or group other than DryShips or its affiliates, the noteholders will have an option to require the Company to purchase all outstanding notes at a redemption price of 101% of the principal amount thereof plus accrued and unpaid interest to the date of purchase. The contractual semi-annual coupon interest rate is 7.25% per year.

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the three-month periods ended March 31, 2013 and 2014
(Expressed in thousands of U.S. Dollars)

8. Long-term Debt (continued):

9.5% Senior Unsecured Notes due 2016

On April 27, 2011, the Company issued $500,000 aggregate principal amount of its 9.5% senior unsecured notes due 2016 (the "9.5% Senior Unsecured Notes") offered in a private placement, resulting in net proceeds of approximately $487,500. The 9.5% Senior Unsecured Notes were unsecured obligations and ranked senior in right of payment to any future subordinated indebtedness and equally in right of payment to all of its existing and future unsecured senior indebtedness.

The 9.5% Senior Unsecured Notes were not guaranteed by any of the Company's subsidiaries. Upon a change of control, which would occur if 50% or more of the Company's shares were acquired by any person or group other than DryShips or its affiliates, the noteholders had an option to require the Company to purchase all outstanding notes at a redemption price of 100% of the principal amount thereof plus accrued and unpaid interest to the date of purchase. The contractual semi-annual coupon interest rate was 9.5% per year.

The 9.5% Senior Unsecured Notes were repurchased or redeemed in connection with 7.25% Notes Offering discussed above.

$1,35 billion Senior Secured Credit Facility

On March 24, 2014, the Company drew down the remaining undrawn amount of $450,000 under the $1.35 billion term loan facility signed on February 28, 2013, in connection with Ocean Rig Athena delivery.

$1,9 billion Term Loan B Facility

On February 7, 2014, the Company refinanced its then existing short-term Tranche B-2 Term Loans with a fungible add-on to its existing long-term Tranche B-1 Term Loans.  As a result of this refinancing, the total $1.9 billion of Tranche B-1 Term Loans will mature no earlier than the third quarter of 2020.

The Company's outstanding debt is secured by, among other things, first priority mortgages over the Company's operating and newbuilding drilling units, corporate guarantees, first priority assignments of all freights, earnings, insurances and requisition compensation relating to such drilling units and a pledge of the shares of capital stock of certain of the Company's subsidiaries.

Certain of our debt instruments contain financial covenants, minimum coverage ratio requirements and minimum liquidity and working capital requirements and restrict, without the bank's prior consent, the Company's and its subsidiaries ability to, among other things, pay dividends, change the management and ownership of its drillships, incur additional indebtedness, incur and create liens on its assets, and change in the general nature of the Company's business and require that the Company maintain an established place of business in the United States or the United Kingdom.

Total interest and debt amortization cost incurred on long-term debt for the three month periods ended March 31, 2013 and 2014, amounted to $42,936 and $71,294, respectively, of which $15,159 and $10,262, respectively, were capitalized as part of the cost of the drillships under construction. Total interest incurred and amortization of debt issuance cost on long-term debt, net of capitalized interest, are included in "Interest and finance costs" in the accompanying unaudited interim condensed consolidated statements of operations.

The aggregate available undrawn amounts under the Company's facilities at March 31, 2014, were $0. The Company's weighted average interest rates on the above bank loans and notes were 6.04% and 6.44%, as of March 31, 2013 and 2014, respectively.

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the three-month periods ended March 31, 2013 and 2014
(Expressed in thousands of U.S. Dollars)

8. Long-term Debt (continued):

The annual principal payments required to be made after March 31, 2014, including balloon payments, totaling $ 4,509,974 due through July 2020, are as follows:

March 31, 2015	$145,068
March 31, 2016	145,687
March 31, 2017	145,687
March 31, 2018	945,687
March 31, 2019	832,344
March 31, 2020 and thereafter	2,295,501
Total principal payments	4,509,974
Less: Deferred financing costs	(100,592)
Total debt	$4,409,382

9. Financial Instruments and Fair Value Measurements:

ASC 815, "Derivatives and Hedging" requires companies to recognize all derivative instruments as either assets or liabilities at fair value in the statement of financial position. Effective January 1, 2011, the Company removed the designation of the cash flow hedges and discontinued hedge accounting for the associated interest rate swaps.

Changes in the fair value of derivative instruments that have not been designated as hedging instruments are reported in the accompanying unaudited interim condensed consolidated statement of operations.

The Company enters into interest rate swap transactions to manage interest costs and risk associated with changing interest rates with respect to its variable interest rate loans and credit facilities. The Company also enters from time to time into foreign currency forward contracts in order to manage risks associated with fluctuations in foreign currencies. All of the Company's derivative transactions are entered into for risk management purposes.

As of March 31, 2014, the Company had outstanding 9 interest rate swap, of $2.1billion notional amount, maturing from September 2014 through November 2017.

Tabular disclosure of financial instruments is as follows:

Fair Values of Derivative Instruments in the Statements of Financial Position:

Derivatives not designated as Hedging Instruments	Balance Sheet Location	December 31, 2013 Fair value	March 31, 2014 Fair value
Interest rate swaps	Financial Instruments non-current assets	$13,517	$14,503
Interest rate swaps	Financial Instruments current liabilities	(30,266)	(29,056)
Interest rate swaps	Financial Instruments non-current liabilities	(15,557)	(12,497)
Total derivatives		$(32,306)	$(27,050)

During the three-month periods ended March 31, 2013 and 2014, the losses transferred from accumulated other comprehensive loss in the accompanying unaudited interim condensed consolidated statements of operations were $259 and $260, respectively. The estimated  net amount of existing losses at March 31, 2014, that will be reclassified into earnings within the next twelve months relating to previously designated cash flow hedges is $1,040.

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the three-month periods ended March 31, 2013 and 2014
(Expressed in thousands of U.S. Dollars)

9. Financial Instruments and Fair Value Measurements (continued):

The effects of derivative instruments not designated or qualifying as hedging instruments on the unaudited interim condensed consolidated statements of operations is as follows:

		Amount of Gain/(Loss)
Derivatives not designated as hedging instruments	Location of Gain or (Loss) Recognized	Three-month period ended March 31, 2013	Three-month period ended March 31, 2014
Interest rate swaps	Gain/(Loss) on interest rate swaps, net	598	(2,195)
Total		$598	$(2,195)

The carrying amounts of cash and cash equivalents, restricted cash, trade accounts receivable and accounts payable and other current liabilities reported in the consolidated balance sheets approximate their respective fair values because of the short-term nature of these accounts. The carrying value approximates the fair market value for floating rate loans. The carrying value of non- current restricted cash receiving floating interest rate approximates the fair value. The fair value of the interest rate swaps was determined using a discounted cash flow method based on market-based LIBOR swap yield curves, taking into account current interest rates and the creditworthiness of both the financial instrument counterparty and the Company. The Senior Unsecured Notes and the Drill Rigs Senior Notes have a fixed rate and their estimated fair values are determined through Level 2 inputs of the fair value hierarchy (quoted price in the over-the countermarket). The fair value of the outstanding balance of the Deutsche Bank credit facilities which have a fixed rate is estimated through Level 2 inputs of the fair value hierarchy by discounting future cash flows using rates currently available for debt with similar terms, credit risk and remaining maturities. The estimated fair value of the above 9.5% Senior Unsecured Notes, Drill Rigs Senior Notes and loans at December 31, 2013, is approximately $531,250, $863,504 and $1,951,790, respectively compared to a carrying value net of finance fees of $493,915, $784,485 and $1,839,170, respectively. The estimated fair value of the above 7.25% Senior Unsecured Notes, 9.5% Senior Unsecured Notes, Drill Rigs Senior Notes and loans at March 31, 2014, is approximately $500,000, $39,735, $834,504 and $1,819,554 respectively, compared to a carrying value, net of finance fees, of $491,318, $39,251, $785,382 and $1,834,103 , respectively.

The guidance for fair value measurement applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories.

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the three-month periods ended March 31, 2013 and 2014
(Expressed in thousands of U.S. Dollars)

9. Financial Instruments and Fair Value Measurements (continued):

Fair value measurements are classified based upon inputs used to develop the measurement under the following hierarchy:
Level 1--Quoted market prices in active markets for identical assets or liabilities.
Level 2--Observable market-based inputs or unobservable inputs that are corroborated by market data.
Level 3--Unobservable inputs that are not corroborated by market data.

The following table summarizes the valuation of assets and liabilities measured at fair value on a recurring basis as of the valuation date.

	March 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Interest rate swaps-asset position	$14,503	-	14,503	$-
Interest rate swaps-liability position	(41,553)	-	(41,553)	-

Total	$(27,050)	-	(27,050)	$-

10. Common Stock and Additional Paid-in Capital:

Restricted stock awards:

On February 14, 2012, the Company's Compensation Committee approved the grant of 112,950 shares of non-vested common stock to officers and key employees of the Company's subsidiary, Ocean Rig AS, as a bonus for their services rendered during 2011. The shares vest over a period of three years. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the shares on the grant date of $16.50 per share.

On March 21, 2012, the Company's Board of Directors approved the 2012 Equity Incentive Plan (the "Plan") and reserved a total of 2,000,000 common shares. Under the Plan, officers, key employees, and directors are eligible to receive awards of stock options, stock appreciation rights, restricted stock, restricted stock units, phantom stock units and unrestricted stock.

On May 15, 2012, Ocean Rig's Compensation Committee approved the grant of: a) 4,500 shares of non-vested common stock to an officer as an additional bonus for his services rendered during 2011 and, b) 28,200 shares to new recruited employees as a sign-up stock bonus. The shares vest over a period of three years. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the Ocean Rig shares on the grant date of $15.92 per share.

On December 5, 2012, 7,500 shares awarded to an officer of the Company. The fair value of the shares on the grant date was $15.75 and the shares vested in March 2013.

On May 16, 2013, the Company's Compensation Committee approved the grant of 192,400 shares of non-vested common stock to the Company's employees. The shares vest over a period of three years. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the Ocean Rig Shares on the grant date of $16.90 per share.

On August 20, 2013, the Company's Compensation Committee approved a sign-on bonus of 150,000 shares of the Company's common stock to Azara, pursuant to a consultancy agreement with Azara effective January 1, 2013, relating to the services of Mr. George Economou as Chief Executive Officer of the Company. The shares vest over a period of two years  with 50,000 shares vesting on the grant date, 50,000 shares vesting on August 20, 2014 and 50,000 vesting on August 20, 2015, respectively. The stock based compensation is being recognized to expenses over the vesting period and based on the fair value of the Ocean Rig Shares on the grant date of $17.56 per share.

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the three-month periods ended March 31, 2013 and 2014
(Expressed in thousands of U.S. Dollars)

10. Common Stock and Additional Paid-in Capital (continued):

On March 31, 2014, Ocean Rig's Compensation Committee approved the grant of 153,700 shares of non-vested common stock to employees of Ocean Rig. The shares vest over a period of three years. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the Ocean Rig shares on the grant date of $17.79 per share.

As of March 31, 2014, 147,958 shares have vested, while 112,025 shares were forfeited due to employees' resignations.

The movement during the three-month period ended March 31, 2014, is presented below:

	Number of non vested shares	Weighted average grant date fair value per non vested shares

Balance December 31, 2013	239,867	17.15
Granted	153,700	17.79
Forfeited	(18,975)	16.55
Balance March 31, 2014	374,592	17.44

As of December 31, 2013 and March 31, 2014, there was $2,724 and $4,863 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted by the Company, respectively. That cost is expected to be recognized over a period of 2 years. The amounts of $214 and $568 represent the stock based compensation expense for each period accordingly and are recorded in "General and administrative expenses", in the accompanying unaudited interim condensed consolidated statements of operations for the periods ended March 31, 2013 and 2014, respectively.

11. Income Tax:

Ocean Rig UDW operates through its various subsidiaries in a number of countries throughout the world. Income taxes have been provided based upon the tax laws and rates in the countries in which operations are conducted and income is earned. The countries in which the Company operates have taxation regimes with varying nominal rates, deductions, credits and other tax attributes. Consequently, there is not an expected relationship between the provision for/or benefit from income taxes and income or loss before income taxes.

12. Interest and Finance Cost:

The amounts in the accompanying unaudited interim condensed consolidated statements of operations are analyzed as follows:

	Three-month period ended March 31,
	2013	2014
Interest on long-term debt, including amortization of financing costs	$42,936	$71,294
Capitalized borrowing costs	(15,159)	(10,262)
Premium on 9.5% Senior Unsecured Notes (Note 8)	-	26,546
Bank charges and other financial expenses	4,886	2,625
Total	$32,663	$90,203

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the three-month periods ended March 31, 2013 and 2014
(Expressed in thousands of U.S. Dollars)

13. Earnings per share:

	Three-month period ended March 31,
	2013			2014
	Income (numerator)	Weighted- average number of outstanding shares (denominator)	Amount per share	Loss (numerator)	Weighted- average number of outstanding shares (denominator)	Amount per share
Net income/ (loss)	$6,383	-	-	$(1,540)

Less: Non-vested common stock dividends declared and undistributed earnings	(4)			-

Basic and diluted EPS Income/ (loss) attributable to common stockholders	$6,379	131,699,567	$0.05	$(1,540)	131,844,886	(0.01)

Non-vested share-based payment awards that contain rights to receive non forfeitable dividends or dividend equivalents (whether paid or unpaid) and participate equally in undistributed earnings are participating securities and, thus, are included in the two-class method of computing earnings per share for the three-month period ended March 31, 2013.

For the three month periods ended March 31, 2014, and given that the Company incurred losses, the effect of including any potential common shares in the denominator of diluted per-share computations would have been anti-dilutive and therefore basic and diluted losses per share are the same.

14. Commitments and Contingencies:

14.1 Legal proceedings:

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the offshore drilling business.

The Company has obtained insurance for the assessed market value of the rigs and the drillships. However, such insurance coverage may not provide sufficient funds to protect the Company from all liabilities that could result from its operations in all situations. Risks against which the Company may not be fully insured or insurable for include environmental liabilities, which may result from a blow-out or similar accident, or liabilities resulting from reservoir damage alleged to have been caused by the negligence of the Company.

The Company's loss of hire insurance coverage does not protect against loss of income from day one. It covers approximately one year for the loss of time but will be effective after 45 days' off-hire. During 2012, the Ocean Rig Corcovado incurred off-hire due to a failure in one of its engines which was a covered event under the loss of hire policy that resulted in $24.6 million being recognized as revenue during the year ended December 31, 2012. The amount of $24.6 million was reimbursed by the insurers to the Company in August 2012. During 2014, the Ocean Rig Corcovado incurred off-hire for the same event and as a result an additional amount of $20.2 million for the above covered event was recognized as revenue during the three-month period ended March 31, 2014. The amount of $16.8 million was reimbursed by the insurers to the Company during April and May 2014, while the remaining $3.4 million is expected to be received during the next months.

The occurrence of casualty or loss, against which the Company is not fully insured, could have a material adverse effect on the Company's results of operations and financial condition.

As part of the Company's normal course of operations, the Company's customer may disagree on amounts due to the Company under the provision of the contracts which are normally settled through negotiations with the customer. Disputed amounts are normally reflected in revenues at such time as the Company reaches agreement with the customer on the amounts due.

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the three-month periods ended March 31, 2013 and 2014
(Expressed in thousands of U.S. Dollars)

14. Commitments and Contingencies (continued)

14.1 Legal proceedings (continued):

On May 10, 2013, Drillship Hydra Owners Inc., being the owning company of drilling unit Ocean Rig Corcovado, filed a claim against Capricorn Greenland Exploration 1 Limited and Cairn Energy Plc with the High Court in London in connection with the loss of daily earnings and cost of repair for the blowout preventer of the Ocean Rig Corcovado in June and July 2011. In July 2013, the Company reached an out of court commercial agreement with Capricorn Greenland Exploration 1 Limited and Cairn Energy Plc to receive a compensation amounting to $5.0 million and a Settlement Agreement and Release dated September 12, 2013 was entered into and the relevant claim filed in the High Court in London, U.K. was dropped. In this respect, the Company having previously recognized a receivable of $11.0 million, recorded a charge of $6.0 million in June 2013, in the respective consolidated statement of operations.

Except for the matters discussed above, the Company is not a party to any material litigation where claims or counterclaims have been filed against the Company other than routine legal proceedings incidental to its business.

14.2 Purchase Obligations:

The following table sets forth the Company's contractual purchase obligations as of March 31, 2014.

	Within 1 year	Within 2 years	Total
Drillships shipbuilding contracts	$491,100	371,000	862,100
Total obligations	$491,100	371,000	862,100

15. Subsequent Events:

15.1 On April 8, 2014, two contracts between Drillship Crete Owners Inc. and Drillship Amorgos Owners Inc., two wholly owned subsidiaries of the Company and Samsung Heavy Industries Co., Ltd became effective, to construct two 7th generation new integrated design drillships at Samsung Heavy Industries Co. Ltd and paid $76,600 as first installment to the yard for each of the new drillships. The drillships are scheduled to be delivered to the Company in February 2017 and June 2017, respectively. Total project cost is $685,000 per drillship.

15.2 On May 8, 2014, the Company announced that its Board of Directors declared a quarterly cash dividend with respect to the quarter ended March 31, 2014, of $0.19 per common share, to shareholders on record as of May 20, 2014 and payable on or about May 30, 2014.

F-17